TSX Conditionally Approves Issuance of
Yukon-Nevada Gold Corp. Inducement Warrants

Vancouver, BC – January 8, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Robert F. Baldock, President of Yukon-Nevada Gold Corp. (the “Company”) is pleased to announce that at a Toronto Stock Exchange (the “TSX”) Listings Committee meeting held on Thursday, January 7, 2010, the TSX accepted the Company’s appeal of the TSX’s earlier decision to disallow the issuance by the Company of inducement warrants to existing warrant holders who exercised their warrants which expired on December 17, 2009 (the “December Warrants”) before their expiry date. As set out in the Company’s news releases of September 29, 2009, October 14, 2009 and December 23, 2009, the Company proposed to raise additional working capital by inducing the subscribers to its December 2008 and August 2009 private placements to exercise before their respective expiry dates up to an aggregate of 213,450,000 warrants. The TSX conditional approval of the issuance of the inducement warrants is subject to disinterested shareholder approval which is being requested at the special meeting of the Company’s shareholders on January 12, 2010.

The December Warrants were required to be exercised prior to November 13, 2009 in order to qualify for the issuance of inducement warrants. The December Warrants were expiring shortly after the end of the inducement period, being 34 days later, on December 17, 2009. As at November 13, 2009 the closing price of the Company’s shares was $0.26, $0.19 (271%) over the exercise price of the December Warrants and were therefore significantly in-the-money. The closing price of the Company’s shares on January 7, 2010 was $0.30, $0.23 (329%) over the exercise price of the December Warrants and were therefore significantly in-the-money.

On the exercise of the December Warrants, the Company received $5,964,000. In total the Company has received, including funds received from the exercise of the December Warrants, $17,444,500 by the early exercising of the warrants issued pursuant to both the December 2008 and the August 2009 private placements. If Company shareholders do not approve the issuance of the inducements warrants at the special general meeting, the Company warrant holders will not receive further consideration, of any kind, either directly or indirectly, from the Company.

Shareholders who are not holders of the existing warrants who were offered the inducement are reminded to attend the Company’s Special General Meeting to be held on Tuesday, January 12, 2010 at 10:00 a.m. at the Company’s head office. Materials for such meeting were mailed to shareholders on December 22, 2009 and are available at www.sedar.com, http://www.yukon-nevadagold.com/s/Warrants.asp or by contacting the Company.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.